UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Gravity Co., Ltd.

(Name of Issuer)

Common Stock, Par Value Won 500 Per Share

(Title of Class of Securities)

38911N107

(CUSIP Number)

Machiko Yagashiro

GungHo Online Entertainment, Inc.

2-2 Yurakucho 1-chome, Chiyoda-ku,

Tokyo 100-0006, Japan

Telephone No.: 81-3-5511-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38911N107	13D	Page 1

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GungHo Online Entertainment, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,640,619
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 3,640,619
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,640,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.4%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2008, relating to the common stock (the “Common Stock”), par value Won 500 per share, of Gravity Co., Ltd., a corporation organized under the laws of Korea (the “Company”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

All capitalized terms used, but not defined, in this Amendment No. 1 are defined in the Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

On February 14, 2008, GungHo executed a share subscription agreement (the “Share Subscription Agreement”) with Heartis Inc. (“Heartis”), a corporation organized under the laws of Japan, which was revised by a memorandum of agreement (the “Memorandum of Agreement”) on March 10, 2008 to reflect a corrected aggregate consideration, pursuant to which, on April 1, 2008, Heartis will transfer 3,640,619 shares of Common Stock (the “Shares”) to GungHo as a contribution in kind for 24,308 newly issued shares of common stock of GungHo. The number of shares to be issued by GungHo was determined based on an aggregate valuation of the Shares of 4,035,128,000 Japanese Yen. GungHo will obtain the legal title to the Shares when such contribution in kind is made. The consummation of the Share Subscription Agreement is not subject to any conditions.

An English translation of the Memorandum of Agreement is filed as Exhibit A to this Schedule 13D and is hereby incorporated by reference herein.

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Item 7.	Material to be Filed as Exhibits.

Exhibit A — English translation of the Memorandum of Agreement, dated as of March 10, 2008, by and between GungHo Online Entertainment, Inc. and Heartis Inc.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2008

GungHo Online Entertainment, Inc.

By:	/s/ Kazuki Morishita
Name:	Kazuki Morishita
Title:	President & CEO

Schedule I

Directors and Executive Officers of

GungHo Online Entertainment, Inc.

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of GungHo Online Entertainment, Inc. is set forth below. Except as set forth below, each of the directors and executive officers is a citizen of Japan. Each occupation or employment set forth opposite a director’s name refers to such director’s principal occupation or employment, which, unless otherwise noted is with GungHo Online Entertainment, Inc. If no address is given, the director’s principal business address is 2-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan.

Name	Present Principal Occupation or Employment
Taizo Son (citizen of Korea)	Chairman

Kazuki Morishita	President & CEO

Hiroshi Matsuzaka	Director

Seiichi Hori	Director

Kazuya Sakai	Director

Yoshinori Kitamura	Director

Tomoya Hirota	Director

Katsumasa Niki	Director Principal Occupation: Group Manager Investment Planning Group Finance SOFTBANK CORP. Tokyo Shiodome Building 9-1 Higashi-Shimbashi 1-chome, Minato-ku Tokyo 105-7303, Japan

Yoichiro Ando	Full-time Auditor

Hiroto Uehara	Auditor, Principal Occupation: Representative, MA Partners Accounting Firm Yoyu Kanda Building 6F 8-4 Kanda-Sudacho 1-chome, Chiyoda-ku Tokyo 101-0041, Japan

Toshiro Kaba	Auditor, Principal Occupation: Representative, Shiroyama-Tower Law Office Shiroyama Trust Tower 31F 3-1 Toranomon 4-chome, Minato-ku Tokyo 105-6031, Japan